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SEC FILE NUMBER
001-39511
CUSIP NUMBER
G17977110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________________

FORM 12b-25

_________________________________

Notification of Late Filing

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BURFORD CAPITAL LIMITED

Full Name of Registrant

N/A

Former Name if Applicable

Oak House, Hirzel Street

Address of Principal Executive Office (Street and Number)

St. Peter Port, Guernsey GY1 2NP

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Burford Capital Limited (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Form 20-F”) by the prescribed due date for the reasons described below.

As disclosed in the Company’s Current Reports on Form 6-K furnished to the US Securities and Exchange Commission (the “SEC”) on March 15, 2023 and May 2, 2023, the Company has been engaged in discussions with the SEC staff with respect to the Company’s approach to fair value accounting for its capital provision assets in consideration of Accounting Standards Codification Topic 820—Fair Value Measurements. As a result, and with the benefit of the Company’s discussions with the SEC staff and its independent registered public accounting firm, the Company is in the process of revising its approach to fair value accounting for its capital provision assets. In addition to applying this revised valuation approach to the Company’s annual financial statements for the year ended December 31, 2022, the Company will apply it retroactively to the prior three years of its annual financial statements, which will cause the Company to restate those financial statements for the fiscal years ended December 31, 2019, 2020 and 2021 and for the six-month period ended June 30, 2022. The Company intends to present financial statements for the year ended December 31, 2022, together with the restated financial statements for the years ended December 31, 2019, 2020 and 2021, in the Form 20-F and expects to present restated financial statements for the six-month period ended June 30, 2022 in due course when it issues its financial statements for the three and six months ending June 30, 2023.

The Company is working diligently and currently expects to file the Form 20-F within fifteen calendar days following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Jordan Licht	212	235-6820
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above and the ongoing work relating to the Company’s revised approach to fair value accounting for its capital provision assets, the Company is not yet able to provide a reasonable estimate of any changes in its results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended. Predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements include, among others, the Company’s expectations with respect to the timing of the completion of procedures related to filing of the Form 20-F. By their nature, forward-looking statements involve significant known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future, including those set forth in the Company’s annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 29, 2022 and subsequent reports filed with, or furnished to, the SEC. Forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs, and the Company’s actual results may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Burford Capital Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 2, 2023	By:	/s/ Jordan Licht
Name: Jordan Licht
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.